SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Mark One
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-16577

     A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Flagstar Bank 401 (k) Plan

     B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Flagstar Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Flagstar Bank 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of change in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan
June 2, 2004

Flagstar Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments – at fair value
Flagstar Bancorp, Inc. common stock	$15,377,354	$8,419,464
Mutual funds	36,782,011	19,640,256
Money market funds	6,068,560	4,321,108
Common/Collective trusts	18,589	—
Participant loans	1,622,067	1,049,376

Total investments	59,868,581	33,430,204

Receivables:
Employer contributions	63,424	—
Participant contributions	—	—
Other	51,010	62,555

Total receivables	114,434	62,555

Total assets	59,983,015	33,492,759
Liabilities
Refundable contributions	—	9,942
Other	—	1,758

Total liabilities	—	11,700

Net assets available for benefits	$59,983,015	$33,481,059

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2003

2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$15,863,516
Interest and dividends	467,811

Total investment income	16,331,327
Contributions:
Participant	9,050,686
Employer	3,700,696
Rollovers	585,583

Total contributions	13,336,965

Total additions	29,668,292

Deductions:
Deductions from net assets:
Participant benefits paid	(3,137,997)
Administrative fees	(28,339)

Total deductions	(3,166,336)

Net increase	26,501,956
Net assets available for benefits:
Beginning of year	33,481,059

End of year	$59,983,015

The accompanying notes are an integral part of this statement.

Flagstar Bank 401(k) Plan

Notes to Financial Statements
December 31, 2003 and 2002

Note A – Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Flagstar Bancorp, Inc. (the “Company”) who have met the eligibility service requirements and have attained the age of 21. An employee is eligible to participate in the Plan after three months of service. The Plan provides for discretionary Company contributions, which are allocated to a participant’s individual account based on a formula specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Eligible employees may contribute up to 60% in 2003 and 15% in 2002 ($12,000 in 2003 and $11,000 in 2002) per annum, of their eligible compensation to the Plan. Effective in 2003, participants that meet certain criteria are able to catch-up their contribution up to a maximum of $14,000 annually. The Company matches employee contributions up to 3% per annum of the employee’s compensation, except on the catch-up contributions. The Company may make discretionary contributions to the Plan. No discretionary contributions were made.

Vesting

Participants are immediately vested for their voluntary contributions. Vesting in the Company contributions and related earnings is based on years of service. A participant is 100% vested after five years of credited service.

Participants Accounts

Each participant’s account is credited with the participant’s contribution, the Company contribution made on the employee’s behalf and an allocation of Plan earnings based on the employee’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All contributions are invested in accordance with the participant’s directive.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Participant Loans

Participant loans are permitted by the Plan. Participants may borrow up to the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50% of a participant’s account balance and bear interest at rates ranging from 5.00% - 10.50%, as determined by the Plan administrator.

Payment of Benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution based on the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrative committee.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to reduce the contributions of the Company. Forfeited non-vested accounts totaled $107,000 at December 31, 2003 and $71,000 at December  31, 2002.

Note B- Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes there in, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

Investment Valuation and Income Recognition

Investments are stated at fair value based upon the current quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note C – Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

December 31, 2003	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	717,897	$15,377,354
Fidelity Retirement Government Money Market	4,804,886	4,804,886
Mutual Funds
Fidelity Growth Company Fund	132,776	6,648,103
Fidelity Dividend Growth Fund	232,165	6,338,116
Fidelity Mid-Cap Stock Fund	210,376	4,537,815
Spartan U.S. Equity Index Fund	108,182	4,263,443

December 31, 2002	Number of Shares	Fair Value
Flagstar Bancorp, Inc. Common Stock	389,790	$8,419,464
Fidelity Retirement Government Money Market	3,685,855	3,685,855
Mutual Funds
Fidelity Dividend Growth Fund	172,639	3,853,302
Fidelity Growth Company Fund	99,611	3,528,229
Fidelity Mid-Cap Stock Fund	152,650	2,482,084
Spartan U.S. Equity Index Fund	86,422	2,692,056
Fidelity U.S. Bond Index Fund	151,221	1,699,719

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,863,516 as follows:

Common stock	$8,561,798
Mutual funds	7,301,465
Common/collective trusts	253

Total	$15,863,516

Flagstar Bank 401(k) Plan
Notes to Financial Statements - Continued
December 31, 2003 and 2002

Note D – Parties In Interest

Pursuant to the Plan agreement, the Company may pay a portion of the administrative expenses of the Plan, at its discretion and this amounted to $122,000 and $92,000 in 2003 and 2002, respectively. In addition, the Plan trades in the common stock of the Company.

Note E – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company.

Note F – Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 2002, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended effective January 1, 2002, subsequent to the application for favorable determination, which generated the favorable IRS determination letter referenced above. However, the Plan administrator believes that Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Note G – Risks and Uncertainties

The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Flagstar Bank 401(k) Plan
Notes to Financial Statements - Continued
December 31, 2003 and 2002

Note H – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and the statement of changes available for benefits per the financial statements to the Form 5500.

	2003	2002
Net assets per financial statements	$59,983,015	$33,481,059
Refundable contributions	—	9,942

Net assets per Form 5500	$59,983,015	$33,491,001

Corrective distributions per financial statements	$—	$—
Prior year contributions refunded	9,942	22,424

Corrective distributions per Form 5500	$9,942	$22,424

Supplemental Information

Flagstar Bank 401(k) Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest, collateral,		(e) Current
(a)	similar party	par, or maturity value	(d) Cost	value
*	Flagstar Bancorp, Inc.	Common Stock		$15,377,354
	Fidelity	Retirement Government Money Market		4,804,886
	Fidelity	Retirement Money Market Portfolio		20,441
	FMTC	Institutional Cash Portfolio		1,243,233
	Fidelity	Managed Income Portfolio		18,589
	AIM	Blue Chip Fund - Class A		27
	AIM	Global Aggressive Growth Fund - Class A		2,264
	Alger	Mid-Cap Growth Institutional Portfolio - Institutional Class		16,071
	Ariel	Appreciation Fund		22,302
	Ariel	Fund		10,925
	Baron	Growth Fund		27,734
	Calvert	World Values Fund, Inc.-International Equity Fund-Class A		26
	Calvert	New Vision Small Cap Fund - Class A		26
	Credit Suisse	Global Fixed Income Fund - Common Shares		5,254
	Fidelity	Aggressive International Fund		978
	Fidelity	Asset Manager Fund		53,868
	Fidelity	Asset Manager Income Fund		65
	Fidelity	International Small Cap Fund		20,000
	Fidelity	Real Estate Investment Portfolio Fund		106
	Fidelity	Structured Large Cap Growth Fund		64
	Fidelity	Structured Mid Cap Growth Fund		5,409
	Fidelity	Total Bond Fund		4,592
	Fidelity	Aggressive Growth Fund		7,116
	Fidelity	Balanced Fund		346
	Fidelity	Blue Chip Growth Fund		9,771
	Fidelity	Canada Fund		23,184
	Fidelity	Capital & Income Fund		28,712
	Fidelity	Capital Appreciation Fund		23,155
	Fidelity	Dividend Growth Fund		6,338,116
	Fidelity	Diversified International Fund		2,873,324
	Fidelity	Equity-Income II Fund		16,751
	Fidelity	Equity-Income Fund		1,181,994
	Fidelity	Europe Fund		3,541

Flagstar Bank 401(k) Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest,		(e) Current
(a)	similar party	collateral, par, or maturity value	(d) Cost	value
	Fidelity	Export and Multinational Fund		6,163
	Fidelity	Fifty Fund		208
	Fidelity	Freedom 2000 Fund		362,497
	Fidelity	Freedom 2010 Fund		625,299
	Fidelity	Freedom 2020 Fund		694,879
	Fidelity	Freedom 2030 Fund		769,345
	Fidelity	Freedom 2040 Fund		272,116
	Fidelity	Freedom Income Fund		204,367
	Fidelity	Ginnie Mae Fund		10,193
	Fidelity	Growth Company Fund		6,648,103
	Fidelity	Independence Fund		1,273,296
	Fidelity	International Growth and Income Fund		52,525
	Fidelity	Japan Fund		7,050
	Fidelity	Low-Priced Stock Fund		1,541,611
	Fidelity	Mid-Cap Stock Fund		4,537,815
	Fidelity	Mortgage Securities Fund		127
	Fidelity	New Markets Income Fund		17,741
	Fidelity	Puritan Fund		218
	Fidelity	Small Cap Stock Fund		828
	Fidelity	Small Capital Retirement Fund		750,323
	Fidelity	Trend Fund		51
	Fidelity	U.S. Bond Index Fund		2,795,134
	Fidelity	Value Fund		25,481
	Fidelity	Worldwide Fund		18
	Fidelity	Large Cap Stock Fund		7
	Janus	Adviser Balanced Fund - Class I		1
	Janus	Adviser International Fund - Class I		89
	Janus	Adviser Worldwide Fund		120
	Janus	Mid Cap Value Fund Investor Shares		5,272
	Legg Mason	Value Trust-FI Class		10,570
	Managers	Bond Fund		2,056
	Managers	Special Equity Fund		459
	Mutual	Discovery Fund-Class A		20,157
	The Oakmark	Equity and Income Fund		850
	The Oakmark	Select I		960,275
	PIMCO	Global Bond Fund - Administrative Class		5,000
	PIMCO	Total Return Fund - Administrative Class		20,621
	Scudder	Growth and Income Fund - Class S		187,677

Flagstar Bank 401(k) Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest,		(e) Current
(a)	similar party	collateral, par, or maturity value	(d) Cost	value
	Spartan	U.S. Equity Index Fund		4,263,443
	Spartan	Total Market Index Fund		12,175
	Strong	Advisor Small Cap Value Fund-Class Z		6,028
	Strong	Advisor Common Stock Fund-Class Z		10,751
	Strong	Growth Fund – Investor Class		35
	Templeton	Foreign Fund-Class A		23
	Templeton	Global Bond Fund — Class A		5,292
*	Participant Loans	Interest rates ranging from 5% to 10.5% with various maturity dates		1,622,067

				$59,868,581

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

FLAGSTAR BANCORP, INC.

June 24, 2004	By:	/s/ Mary Kay Ruedisueli
Mary Kay Ruedisueli
Secretary of Flagstar Bancorp, Inc., Plan
Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton